11016692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-53428

FEB 23 2011

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER:
World Group Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11315 Johns Creek Parkway
(No. and Street)

| Duluth | Georgia | 30097-1517 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy A. Moate — (770) 453-9300
(Area Code – Telephone No.)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 801 Grand Avenue, Suite 3000 | Des Moines | Iowa | 50309 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# Oath or Affirmation

I, Kevin Palmer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of World Group Securities, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Palmer
President

HELEN LINDNER
NOTARY
EXPIRES
PUBLIC
MAY 23, 2014
HALL COUNTY, GEORGIA

Notary Public

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

# WORLD GROUP SECURITIES, INC.
# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
## Years Ended December 31, 2010 and 2009

## Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
World Group Securities, Inc.

We have audited the accompanying statements of financial condition of World Group Securities, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Group Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2011

Ernst & Young LLP

## World Group Securities, Inc.
## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2010** | **2009** |
| **Assets** | | |
| Cash and cash equivalents | $ **5,494,458** | $ 7,066,428 |
| Investments, at fair value | **24,564,605** | 23,915,967 |
| Accounts receivable | **500,373** | 564,105 |
| Deferred tax asset, net | **357,886** | 1,745,189 |
| Recoverable from parent under tax allocation agreement | **967,941** | 2,202,659 |
| Prepaid expenses and other assets | **157,145** | 153,284 |
| Commissions receivable | **698,405** | 560,921 |
| Intangible assets, less accumulated amortization (2010: $1,806,707 and 2009: $1,678,619) | **193,293** | 321,381 |
| **Total assets** | $ **32,934,106** | $ 36,529,934 |
| | | |
| **Liabilities and stockholder's equity** | | |
| **Liabilities** | | |
| Salaries, benefits, and bonuses payable | $ **534,212** | $ 578,880 |
| Accounts payable and other accrued liabilities | **3,234,188** | 11,669,932 |
| Due to affiliates, net | **14,091,715** | 7,769,578 |
| Total liabilities | **17,860,115** | 20,018,390 |
| | | |
| **Stockholder's equity** | | |
| Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding | **100** | 100 |
| Additional paid-in capital | **5,036,190** | 5,036,189 |
| Retained earnings | **10,037,701** | 11,475,255 |
| Total stockholder's equity | **15,073,991** | 16,511,544 |
| **Total liabilities and stockholder's equity** | $ **32,934,106** | $ 36,529,934 |

*See accompanying notes.*

# World Group Securities, Inc.
## Statements of Operations

| | For the Years Ended December 31, 2010 | 2009 |
|---|---|---|
| **Revenues** | | |
| Commission income | $ **55,161,854** | $ 53,689,726 |
| Other income | **2,017,409** | 3,061,905 |
| Total revenues | **57,179,263** | 56,751,631 |
| **Expenses** | | |
| Commissions | **44,570,139** | 42,829,908 |
| Employee compensation and related benefit expenses | **6,139,576** | 5,887,056 |
| Other operating expenses | **8,736,896** | 21,731,211 |
| Total expenses | **59,446,611** | 70,448,175 |
| **Loss before income taxes** | **(2,267,348)** | (13,696,544) |
| **Income tax expense (benefit)** | | |
| Current | **(2,250,612)** | (3,815,971) |
| Deferred | **1,387,304** | (1,056,795) |
| Income tax expense (benefit) | **(863,308)** | (4,872,766) |
| **Net loss** | $ **(1,404,040)** | $ (8,823,778) |

*See accompanying notes.*

## World Group Securities, Inc.
## Statements of Changes in Stockholder's Equity

| | For the Years Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| **Common Stock** | $ 100 | $ 100 |
| **Additional Paid-in Capital** | | |
| Balance at beginning of year | $ 5,036,189 | $ 5,034,054 |
| Capital contribution from parent | 1 | 2,135 |
| **Balance at end of year** | $ 5,036,190 | $ 5,036,189 |
| **Retained Earnings** | | |
| Balance at beginning of year | $ 11,475,255 | $ 20,299,033 |
| Net loss | (1,404,040) | (8,823,778) |
| Dividend to parent | (33,514) | - |
| **Balance at end of year** | $ 10,037,701 | $ 11,475,255 |
| **Total Stockholder's Equity** | $ 15,073,991 | $ 16,511,544 |

*See accompanying notes.*

## World Group Securities, Inc.
## Statements of Cash Flows

| | For the Years Ended December 31, 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ **(1,404,040)** | $ (8,823,778) |
| Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities: | | |
| Changes in: | | |
| Deferred income taxes, net | **1,387,303** | (1,056,795) |
| Accounts receivable | **63,732** | 96,612 |
| Recoverable from parent under tax allocation agreement | **1,234,718** | (1,902,737) |
| Prepaid expenses and other assets | **(3,861)** | 1,814 |
| Commissions receivable | **(137,484)** | 569,339 |
| Due to affiliates | **6,322,137** | 3,068,198 |
| Salaries, benefits, and bonuses payable | **(44,668)** | (399,450) |
| Accounts payable and other accrued liabilities | **(8,435,744)** | 9,261,533 |
| Amortization of intangible assets | **128,088** | 143,327 |
| Decrease (increase) in trading securities | **(648,638)** | 3,428,144 |
| **Net cash and cash equivalents provided by (used in) operating activities** | **(1,538,457)** | 4,386,207 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contribution from parent | **1** | 2,135 |
| Dividend to parent | **(33,514)** | - |
| **Net cash and cash equivalents provided by (used in) financing activities** | **(33,513)** | 2,135 |
| Net increase (decrease) in cash and cash equivalents | **(1,571,970)** | 4,388,342 |
| Cash and cash equivalents, beginning of year | **7,066,428** | 2,678,086 |
| Cash and cash equivalents, end of year | $ **5,494,458** | $ 7,066,428 |
| **Supplemental cash flow information** | | |
| Net cash received during the year for income taxes | $ **3,451,816** | $ 1,911,099 |
| Net cash paid during the year for interest | $ **22,024** | $ 26,147 |

*See accompanying notes.*

## WORLD GROUP SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS

### 1. Summary of Significant Accounting Policies

World Group Securities, Inc. (the "Company") is a wholly owned subsidiary of AEGON Asset Management Services, Inc., which, in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily sells life insurance, annuities, and mutual funds, including products offered by subsidiaries of AEGON USA, LLC ("AUSA"), an affiliate, and other unaffiliated companies through its licensed registered representatives.

### Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

### Investments

The Company's investments consist mostly of corporate bonds and are reported at fair value. Fair values of corporate bonds are determined by using valuation techniques for which all significant inputs are based on observable market data, such as prices obtained from pricing services and corroborated broker quotes. If the inputs are unobservable, the fair values are estimated based on an indicative quote which has not been corroborated. Changes in the fair value are recorded as other income in the Statements of Operations and amounted to appreciation (depreciation) of ($490,121) and $914,230 for the years ended December 31, 2010 and 2009, respectively.

### Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

**Intangible Assets**

Intangible assets represent the present value of trail commissions purchased from an unrelated broker-dealer. The intangible asset is evaluated annually for impairment in accordance with GAAP guidance. No impairment occurred in 2010 or 2009. The intangible asset is being amortized based on the expected receipt of the related trail commissions, which ends December 31, 2012. Amortization for the years ended December 31, 2010 and 2009, was $128,088 and $143,327, respectively.

The estimated amortization expense for the years ended December 31, 2011 and December 31, 2012, are as follows:

| | | |
|---|---|---|
| 2011 | $ | 114,474 |
| 2012 | | 78,819 |
| | $ | 193,293 |

**Commission Income**

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

**Subsequent Events**

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 18, 2011), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

**Recent Accounting Guidance**

***Current Adoption of Recent Accounting Guidance***

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*

The Company adopted guidance (Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

*Accounting Guidance Adopted in 2009*

ASC 105, *Generally Accepted Accounting Principles*

The Company adopted guidance that established the Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("Codification") as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

ASC 855, *Subsequent Events*

The Company adopted guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position.

**2. Fair Value Measurements and Fair Value Hierarchy**

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the period.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

| | December 31, 2010 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| Cash equivalents (a) | $ - | $ 5,117,063 | $ - | $ 5,117,063 |
| Fixed maturity securities (b) | | | | |
| Corporate securities | - | 23,506,830 | 309,516 | 23,816,346 |
| Government and government agencies - | | | | - |
| United States | 748,259 | - | - | 748,259 |
| Fixed maturity securities (b) | 748,259 | 23,506,830 | 309,516 | 24,564,605 |
| Total assets | $ 748,259 | $ 28,623,893 | $ 309,516 | $ 29,681,669 |

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| Cash equivalents (a) | $ - | $ 26,214 | $ - | $ 26,214 |
| Fixed maturity securities (b) | | | | |
| Corporate securities | - | 23,563,310 | - | 23,563,310 |
| Government and government agencies - | | | | |
| United States | 352,657 | - | - | 352,657 |
| Fixed maturity securities (b) | 352,657 | 23,563,310 | - | 23,915,967 |
| Total assets | $ 352,657 | $ 23,589,524 | $ - | $ 23,942,181 |

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables. The majority of this balance consists of investments held in money market funds.

(b) Securities are classified as Level 1 if the fair value is determined by observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasury and U.S. government agency securities. Securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices included in Level 1, for the asset or prices for similar assets. Level 2 securities include fixed maturity securities for which the Company utilized pricing services and corroborated broker quotes. Securities are classified as Level 3 if the valuations are derived from techniques in which one or more of the significant inputs are unobservable. Level 3 consists principally of a fixed maturity security whose fair value is estimated based on an indicative quote which has not been corroborated.

During 2010, there were no transfers between level 1 and 2, respectively.

The following table provides a summary of the change in fair value of the Company's Level 3 fixed maturity securities at December 31, 2010. There were no Level 3 fixed maturity securities at December 31, 2009.

| **Fixed maturity securities** | | **December 31, 2010** |
|---|---|---|
| Balance at beginning of period (a) | $ | - |
| Purchases | | 458,304 |
| Sales | | (149,148) |
| Changes in valuation (b) | | (2,289) |
| Net realized investment gains (losses) (b) | | 2,649 |
| Balance at end of period (a) | $ | 309,516 |

(a) Recorded as a component of investments at fair value in the Statements of Financial Condition.
(b) Recorded as a component of other income in the Statements of Operations.

### 3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company received such contributions from or made (distributions) to the Parent of ($33,514) and $2,135 at December 31, 2010 and 2009, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax benefit consists of the following for the years ended December 31, 2010 and 2009:

| | | **2010** | | **2009** |
|---|---|---|---|---|
| Federal | $ | **(734,537)** | $ | (4,740,582) |
| State | | **(128,771)** | | (132,184) |
| Total income tax benefit | $ | **(863,308)** | $ | (4,872,766) |

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include amortization of intangible assets, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

Deferred income taxes consist of the following at December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| Deferred tax assets | $ **715,138** | $ 2,043,677 |
| Deferred tax liabilities | **(357,252)** | (298,488) |
| Net deferred tax asset | $ **357,886** | $ 1,745,189 |

There was no valuation allowance at December 31, 2010 and 2009. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2010 or 2009. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2010 or 2009.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

**4. Related Party Transactions**

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. Commission revenues include $28,820,084 and $25,234,433 earned during the years ended December 31, 2010 and 2009, respectively, from the sales of life insurance and annuities for affiliated companies.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $5,465,587 and $5,329,612 for the years ended December 31, 2010 and 2009, respectively.

## 5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2010, the Company had net capital of $11,445,719, which was $10,250,976 in excess of its required net capital of $1,194,743. The Company's ratio of aggregate indebtedness to net capital was 1.57 to 1 in 2010. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the "Special Bank Account"). This account had a balance of $190,258 at December 31, 2010. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2010, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i).

## 6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

# Supplemental Information

# WORLD GROUP SECURITIES, INC.
# COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
# December 31, 2010

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Total stockholder's equity | | | $ | 15,073,991 |
| Nonallowable assets and deductions | | | | |
| Commission and other receivables | $ | 2,687,730 | | |
| Other assets | | 193,293 | | |
| Total nonallowable assets and deductions | | | | 2,881,024 |
| Net capital before haircuts on securities positions | | | | 12,192,967 |
| Haircuts on securities | | | | 747,248 |
| Net capital | | | $ | 11,445,719 |
| **Computation of alternative net capital requirement** | | | | |
| Aggregate indebtedness | $ | 17,921,145 | | |
| Minimum net capital requirement (greater of $250,000 or 6 2/3% of aggregate indebtedness | | | $ | 1,194,743 |
| Excess net capital | | | $ | 10,250,976 |
| Ratio of aggregate indebtedness to net capital | | | | 157% |

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

# WORLD GROUP SECURITIES, INC.
# STATEMENT REGARDING SEC RULE 15c3-3
# December 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

Ernst & Young
Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
World Group Securities, Inc.

In planning and performing our audit of the financial statements of World Group Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2011

Ernst & Young LLP

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

# Financial Statements and Supplemental Information

World Group Securities, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

# Financial Statements and Supplemental Information

World Group Securities, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm